[ROKWADER, INC. LETTERHEAD]

October 28, 2005

VIA EDGAR AND FACSIMILE (202) 942-9516
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: William Bennett and John Reynolds

Re:	Rokwader, Inc.
Registration Statement on Form SB-2
File Number: 333-125314
Request for Acceleration of Effectiveness

Dear Messrs. Bennett and Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Rokwader, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time, on Wednesday, November 2, 2005, or as soon thereafter as possible.

Additionally, the Registrant hereby acknowledges the following:

(i)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this request, please contact Shoshannah D. Katz at (310) 552-5000 or by facsimile at (310) 552-5001. Thank you for your assistance and cooperation.

Sincerely,

/s/ Yale Farar
Yale Farar
President

cc:    Shoshannah D. Katz, Esq.